FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For March 24, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated March 24, 2008

2.

Material Change Report dated March 24, 2008 (re: March 24 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  March 24, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

News Release

Petaquilla Minerals Ltd. Announces Drill Hole Results

Vancouver, BC – March 24, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced drill hole results received since the last resource model update of the Molejon gold deposit.

The two objectives of the drill program were to provide infill information to complement data obtained from previous drilling and to advance towards delineating the mineral deposit.  The program has succeeded in meeting both its objectives.  First, the results obtained from infill drilling will allow for the conversion of inferred and indicated resources to indicated and measured resources, respectively.  Second, as the condemnation holes support the model, the results obtained from delineation drilling have verified the geologic interpretation and have also provided for important increases in geologic understanding.

The holes that did not intercept mineralization were effectively around the perimeter of the known deposit.  The holes that did intersect mineralization were drilled to define the suspected high grade and, while important for increasing the high grade envelope, also verify the model.  Additionally, these results have provided the basis to expand the previously modeled high grade ore shell to encompass a previously undrilled region.

The following table highlights important results from the drill holes added since the last model update in October 2007.  It should be noted there were 132 holes added since the last model update.  Complete drill results will be published on the Company’s website.

Drillhole	Thickness(m)	Average Grade (g/t)	Lithology	From (m)	To (m)
MO-07-383	8.8	5.06	QZBX	116.5	125.3
MO-07-383	4.4	1.62	QZBX	138.6	143
MO-07-386	9	3.64	QZBX	91.85	100.85
MO-07-388	4.5	1.96	QZBX	96.6	101.1
MO-07-388	12.5	1.17	QZBX	105	117.5
MO-07-391	7.5	6.27	ANPO/QZBX	9	16.5
MO-07-391	9	1.43	ANPO/QZBX	22.5	31.5
MO-07-479	12.5	9.99	SAP/QZBX	0	12.5
MO-07-495	14.15	2.86	ANBR	78.95	93.1
MO-07-497	20	3.50	QZBX	68.5	88.5
MO-07-497	8.2	1.61	QZBX	97	105.2
MO-07-497	7	1.24	ANBR	128.5	135.5
MO-07-413	Condemnation hole: no significant intercepts
MO-07-414	Condemnation hole: no significant intercepts
MO-07-438	Condemnation hole: no significant intercepts
MO-07-447	Condemnation hole: no significant intercepts
MO-07-455	Condemnation hole: no significant intercepts
MO-07-460	Condemnation hole: no significant intercepts
MO-07-466	Condemnation hole: no significant intercepts
MO-07-475	Condemnation hole: no significant intercepts
MO-07-492	Condemnation hole: no significant intercepts
Lithology codes: QZBX= quartz breccia, ANPO= andesite porphyry, SAP = saprolite, ANBR= andesite breccia

The independent QP, Cathryn Stewart, P. Geo., has verified that recent drilling, sample preparation and laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented for the submission of blanks, standards and duplicate core samples to the laboratory.  Samples were analyzed at ALS Chemex Labs Ltd.

At the Lata prospect, a detailed field mapping and surface sampling program is ongoing and a diamond drilling program has commenced.  Initial surface sampling results include 11.7 g/t Au sample (sample number: R-49), 8.24 g/t Au (sample number: R-270), 2.02 g/t Au (sample number: R-172, and 1.7 g/t Au (sample number R-116).  The anomalous sample results highlight a NW trending structure that projects to the south toward the Molejon deposit, confirming the district geological interpretation.  Initial drilling has intercepted alteration in andesitic host rocks.  The assays are pending completion at ALS Chemex.

In addition to the above, a 260 line kilometre Induced Polarization (IP) geophysics program and a detailed field mapping program are concurrently underway over a significant part of the Company’s concessions. To date, the IP geophysics program is 30% complete and is focused on identifying ‘Molejon look-alikes’ along the main mineralized trends.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”) 410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

March 24, 2008

Item 3.

News Release

The Company’s news release dated March 24, 2008, was disseminated by Marketwire, Incorporated on March 24, 2008.

Item 4.

Summary of Material Change

The Company announced drill hole results received since the last resource model update of the Molejon gold deposit.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated March 24, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSE: PTQ OTC: PTQMF FRANKFURT: P7Z

Petaquilla Minerals Ltd. Announces Drill Hole Results

Vancouver, BC – March 24, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced drill hole results received since the last resource model update of the Molejon gold deposit.

The two objectives of the drill program were to provide infill information to complement data obtained from previous drilling and to advance towards delineating the mineral deposit.  The program has succeeded in meeting both its objectives.  First, the results obtained from infill drilling will allow for the conversion of inferred and indicated resources to indicated and measured resources, respectively.  Second, as the condemnation holes support the model, the results obtained from delineation drilling have verified the geologic interpretation and have also provided for important increases in geologic understanding.

The holes that did not intercept mineralization were effectively around the perimeter of the known deposit.  The holes that did intersect mineralization were drilled to define the suspected high grade and, while important for increasing the high grade envelope, also verify the model.  Additionally, these results have provided the basis to expand the previously modeled high grade ore shell to encompass a previously undrilled region.

The following table highlights important results from the drill holes added since the last model update in October 2007.  It should be noted there were 132 holes added since the last model update.  Complete drill results will be published on the Company’s website.

Drillhole	Thickness(m)	Average Grade (g/t)	Lithology	From (m)	To (m)
MO-07-383	8.8	5.06	QZBX	116.5	125.3
MO-07-383	4.4	1.62	QZBX	138.6	143
MO-07-386	9	3.64	QZBX	91.85	100.85
MO-07-388	4.5	1.96	QZBX	96.6	101.1
MO-07-388	12.5	1.17	QZBX	105	117.5
MO-07-391	7.5	6.27	ANPO/QZBX	9	16.5
MO-07-391	9	1.43	ANPO/QZBX	22.5	31.5
MO-07-479	12.5	9.99	SAP/QZBX	0	12.5
MO-07-495	14.15	2.86	ANBR	78.95	93.1
MO-07-497	20	3.50	QZBX	68.5	88.5
MO-07-497	8.2	1.61	QZBX	97	105.2
MO-07-497	7	1.24	ANBR	128.5	135.5
MO-07-413	Condemnation hole: no significant intercepts
MO-07-414	Condemnation hole: no significant intercepts
MO-07-438	Condemnation hole: no significant intercepts
MO-07-447	Condemnation hole: no significant intercepts
MO-07-455	Condemnation hole: no significant intercepts
MO-07-460	Condemnation hole: no significant intercepts
MO-07-466	Condemnation hole: no significant intercepts
MO-07-475	Condemnation hole: no significant intercepts
MO-07-492	Condemnation hole: no significant intercepts
Lithology codes: QZBX= quartz breccia, ANPO= andesite porphyry, SAP = saprolite, ANBR= andesite breccia

The independent QP, Cathryn Stewart, P. Geo., has verified that recent drilling, sample preparation and laboratory procedures utilized for the Molejon project meet NI 43-101 standards.  Strict QA/QC protocols have been defined and implemented for the submission of blanks, standards and duplicate core samples to the laboratory.  Samples were analyzed at ALS Chemex Labs Ltd.

At the Lata prospect, a detailed field mapping and surface sampling program is ongoing and a diamond drilling program has commenced.  Initial surface sampling results include 11.7 g/t Au sample (sample number: R-49), 8.24 g/t Au (sample number: R-270), 2.02 g/t Au (sample number: R-172, and 1.7 g/t Au (sample number R-116).  The anomalous sample results highlight a NW trending structure that projects to the south toward the Molejon deposit, confirming the district geological interpretation.  Initial drilling has intercepted alteration in andesitic host rocks.  The assays are pending completion at ALS Chemex.

In addition to the above, a 260 line kilometre Induced Polarization (IP) geophysics program and a detailed field mapping program are concurrently underway over a significant part of the Company’s concessions. To date, the IP geophysics program is 30% complete and is focused on identifying ‘Molejon look-alikes’ along the main mineralized trends.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Renmark Financial Communications

Jason Roy:  jroy@renmarkfinancial.com

Victoria Stepanova:  vstepanova@renmarkfinancial.com

Phone: (514) 939-3989

www.renmarkfinancial.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.